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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                 SCHEDULE 13G

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                        Meridian Insurance Group, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
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                        (Title of Class of Securities)
                                 589644-10-3
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                                (CUSIP Number)


Check the following box if a fee is being paid with this statement /X/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 5 pages
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                                 SCHEDULE 13G

CUSIP NO.  589644-10-3                                     PAGE  2  OF  5  PAGES
         ----------------------                                ----   ----
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 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Union Automobile Insurance Company
     37-0558630

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 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                       (a)  / /
                                                                       (b)  / /

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 3  SEC USE ONLY


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 4  CITIZENSHIP OR PLACE OF ORGANIZATION

    Illinois

                ----------------------------------------------------------------
                5  SOLE VOTING POWER
    NUMBER OF      677,100

     SHARES
                ----------------------------------------------------------------
  BENEFICIALLY  6  SHARED VOTING POWER
                   -0-
    OWNED BY

      EACH      ----------------------------------------------------------------
                7  SOLE DISPOSITIVE POWER
   REPORTING       677,100

     PERSON
                ----------------------------------------------------------------
      WITH      8  SHARED DISPOSITIVE POWER
                   -0-

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 9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    677,100

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 10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*   / /


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 11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    9.99%

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12  TYPE OF REPORTING PERSON*

    IC

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                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

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Item 1(a).      Name of Issuer:

                        Meridian Insurance Group, Inc.

Item 1(b).      Address of Issuer's Principal Executive Offices:

                        2955 North Meridian Street
                        Indianapolis, Indiana 46206

Item 2(a).      Name of Person Filing:

                        Union Automobile Insurance Company

Item 2(b).      Address of Principal Business Office:

                        303 East Washington Street
                        Bloomington, Illinois 61701

Item 2(c).      Citizenship:

                        See Item 4 of Cover Page

Item 2(d).      Title of Class of Securities:

                        Common Stock

Item 2(e).      CUSIP Number:

                        589644-10-3

Item 3.         Type of Person:

                        See Item 12 of Cover Page





                              Page 3 of 5 pages

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Item 4.   Ownership:

             (a)  Amount Beneficially Owned:

                   667,100(1)

             (b)  Percent of Class:

                   9.99%

             (c)  Number of shares as to which person has:

                   (i)   sole power to vote or to direct the vote: 667,100

                   (ii)  shared power to vote or to direct the vote: -0-

                   (iii) sole power to dispose or to direct the disposition of:
                         667,100

                   (iv) shared power to dispose or to direct the disposition of: -0-

--------------
(1) Union Automobile Insurance Company owns 0 shares directly and 468,100 and 290,000 shares through its wholly owned subsidiaries, American Union Life Insurance Company and Prairie State Farmers Insurance Company.









                              Page 4 of 5 pages







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Item 5.    Ownership of Five Percent or less of a Class:

                Not Applicable

Item 6.    Ownership of More than Five Percent on Behalf of Another Person:

                Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

                Not Applicable

Item 8.    Identification and Classification of Members of the Group:

                Not Applicable

Item 9.    Notice of Dissolution of Group:

                Not Applicable

Item 10.   Certification:

                By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                  SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 1997

                                           UNION AUTOMOBILE INSURANCE COMPANY


                                           By:  Gregory M. Shepard
                                                ----------------------------
                                                Gregory M. Shepard, President




                              Page 5 of 5 pages